FORM 6K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 16d-16 of

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 001-32345

CARDERO RESOURCE CORP.

(translation of registrant’s name into English)

#1920 - 1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

_____

Form 40-F

__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K  if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitted the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-__________.

Exhibits

1.	Consolidated Financial Statements of the Registrant dated, July 31, 2010
2.	Management's Discussion and Analysis dated, July 31, 2010
3.	CEO Certification
4.	CFO Certification

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CARDERO RESOURCE CORP.
/s/ Henk Van Alphen
Date: September 16, 2010	Name: Henk Van Alphen Title: President and CEO

In connection with the Company’s listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at July 31, 2004.